EXHIBIT 99.1

                             [PUBLICIS GROUPE LOGO]

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                                 PRESS RELEASE
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               DENTSU AND PUBLICIS GROUPE BOLSTER ALLIANCE THROUGH
                            EUROPEAN BUSINESS TIE-UP

Paris, Feb. 16 - Publicis Groupe and Dentsu Inc. jointly announced today an agreement to pursue an extensive commercial collaboration between Dentsu and two Publicis subsidiaries, in France and in Germany. This agreement is part of a joint strategy to further bolster the Dentsu-Publicis alliance.

In France, Dentsu will collaborate with Paname, a member of the Publicis Regions network. In Germany, will team up with BMZ+more GmbH.G, which will complement Dentsu's existing German subsidiaries, including Cayenne Werbeagentur GmbH. The business tie-up, which will see a close collaboration at management level rather than an exchange of equity, will focus primarily on strengthening both Dentsu Group and Publicis Groupe capabilities to provide advertising services to Japanese clients, in addition to existing national clients, in each of the European markets.

Publicis Groupe and Dentsu already closely cooperate in a range of ventures, including the jointly-held Zurich-based iSe (in charge of hospitality program for the forthcoming Soccer World Cup in Germany). In addition, Dentsu is an important Publicis Groupe shareholder.

At the "Dentsu Publicis Alliance Day" conference for senior Dentsu management held on February 15 at Dentsu's Head Office in Tokyo, Publicis Groupe Chairman and CEO, Maurice Levy gave a keynote address in which he reaffirmed his determination that through this business tie-up he will aggressively promote "cooperation between Publicis Groupe and Dentsu encompassing a broad array of regions, clients and services."

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PANAME

From 1983 to 2004, Paname was a subsidiary of Publicis Conseil. Since 2005, it joined the Publicis Regions network while also acting under its own brand Paname as well.
Based in Paris, Paname has 55 employees and is managed by Cyrille Thioly.

BMZ+MORE GMBH & Co. KG

BMZ, created in 1971, joined Publicis in 1989 and tightened its links with the network in 1995 during the merger with FCA! BMZ.
BMZ, based in Dusseldorf, has 100 employees and is managed by Jochen Karrer.

PUBLICIS GROUPE  (Euronext  Paris:  FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 104 countries on six continents.

Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty,; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications.

Web sites: www.publicis.com and www.finance.publicis.com

                                   CONTACTS:

           Investor Relations: Pierre Benaich - + 33 (0)1 44 43 65 00

          Corporate Communications: Eve Magnant - + 33 (0)1 44 43 70 25

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